FOR IMMEDIATE RELEASE:

Afya Limited Announces the Acquisition of IPEC—Instituto Paraense de Educação e Cultura Ltda.

August 13, 2019 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of IPEC—Instituto Paraense de Educação e Cultura Ltda., or IPEC. IPEC is a non-operational post-secondary education institution with governmental authorization to offer on-campus, post-secondary undergraduate courses in medicine in the State of Pará. The acquisition contributed approximately 120 medical seats to Afya.

The aggregate purchase price was R$108 million, of which: (i) R$54 million was paid in cash as of the date hereof (the transaction closing date), and (ii) R$54 million is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br